# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Israel Acquisitions Corp, CIK 0001915328
CUSIP: G49667101
Title of class of securities: Class A Ordinary Shares, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 12600 HILL COUNTRY BLVD, 12600 HILL COUNTRY BLVD, BEE CAVE, Texas (TX), 78738
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001569356-25-000002
Filed by CIK 0001569356

## Reporting persons
- NINE MASTS CAPITAL Ltd: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 400,000; sole dispositive power 0; shared dispositive power 400,000; aggregate amount beneficially owned 400,000 (31.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, Nine Masts Capital Advisers LLC and Nine Masts Capital Limited are affiliated independent advisers, which may be deemed a group. For purposes of this report, we have indicated that the reporting persons have shared voting and dispositive power with respect to all shares of the reporting persons.
- Nine Masts Capital Advisers LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 400,000; sole dispositive power 0; shared dispositive power 400,000; aggregate amount beneficially owned 400,000 (31.6% of the class)
  Comment: With respect to Row 5 through Row 9 above, Nine Masts Capital Advisers LLC and Nine Masts Capital Limited are affiliated independent advisers, which may be deemed a group. For purposes of this report, we have indicated that the reporting persons have shared voting and dispositive power with respect to all shares of the reporting persons.

## Item 1. Issuer
Name of issuer: Israel Acquisitions Corp
Address of issuer's principal executive offices: 12600 HILL COUNTRY BLVD, 12600 HILL COUNTRY BLVD, BEE CAVE, TEXAS, 78738.

## Item 2. Person Filing
Name of person filing: This statement is filed by Nine Masts Capital Advisers LLC and Nine Masts Capital Limited, who are collectively referred to herein as "Reporting Persons" with respect to the shares of Class A ordinary shares, $0.0001 par value per share (the "Shares"), of Israel Acquisitions Corp (the "Company") held by Nine Masts Investment Fund, a Cayman Islands exempted company, which is managed by Nine Masts Capital Advisers LLC and Nine Masts Capital Limited.
Address of principal business office or, if none, residence:
The address of the principal business office of Nine Masts Capital Advisers LLC is:

5th Floor, 667 Madison Avenue, New York, United States

The address of the principal business office of Nine Masts Capital Limited is:

Level 20, One IFC, No. 1 Harbour View Street, Central, Hong Kong
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 400000
Percent of class:
31.6

The Company's Quarterly Report on Form 10-Q, filed on May 15, 2026, indicates that there were 1,264,572 Class A ordinary shares, par value $0.0001 per share issued and outstanding as of May 15, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 400000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 400000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- NINE MASTS CAPITAL Ltd: Irene Backenhorn, Chief Compliance Officer (05/29/2026)
- Nine Masts Capital Advisers LLC: Irene Backenhorn, Chief Compliance Officer (05/29/2026)